UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Osasco, São Paulo, Brazil, July 11, 2003

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Dear Sirs,

The Board of Directors of this bank, in a meeting held on 6.30.2003, decided to issue the following documents:

  “Corporate Code of Ethics” of the Bradesco Organization, with the purpose of serving as a Practical Guide for Personal and Professional Conduct, which applies to all the Collaborators of the Organization in their interactions and daily decisions, making our principles explicit and affirming our values;

  “Sectoral Code of Ethics – Accounting and Financial Management Areas” of the Bradesco Organization, which defines the duties and attitude to be assumed by the collaborators of the Organization involved in the Accounting and Financial Management Areas;

  “Regulation of the Ethic Behavior Steering Committee” of the Bradesco Organization, with the duty of applying the Codes of Ethics of the Organization, determining actions with respect to disclosure, dissemination and compliance, in order to ensure its efficiency and effectiveness;

  “Regulation of the Internal Committee of Certification of Financial Statements and Reports” of the Bradesco Organization, in charge of the supervision and implementation of procedures and controls for the certification of information to be released under the terms of the organization’s “Instrument of Policies for the Disclosure of a Relevant Act or Event” .

We transcribe below the aforementioned documents, which can also be accessed in the site www.bradesco.com.br – section Investor Relations:

“Corporate Code of Ethics

Fellow Collaborators,
The regimes of free enterprise and competition oblige companies, their representatives, agents and employees to conduct themselves in an environment of respect and understanding, striving so that every form or relationship, whether internal or external, exalts the dignity of individuals, preserving loyalty and ensuring transparency, both indispensable to the coexistence of feelings of confidence and good faith.

Since the beginning of the activities of the Organization, we have always managed, valuing dialogues and employees, to conquer the admiration of our customers and partners – a clear result of the firmness of our actions and seriousness with which we devote ourselves to our work.

We are constantly expanding our universe of customers and partners, who are attracted by the certainty that respect for ethics and human dignity are alive and present in the Organization.

Reflection on this important matter, in its most varied forms, have led to the creation, by the Board of Directors, of this Corporate Code of Ethics of the Bradesco Organization, which presents guidelines to orient our policy of relationships.

The adoption of ethical procedures has always been an integral part of our daily operations. Thus, it is the responsibility of everybody to learn, understand, experience, and turn this into reality, the observance of the recommendations set forth in this Corporate Code of Ethics, respecting the values on which they were inspired.

The Code performs a fundamental role in the process of strengthening the culture of the Organization. Since consultation of the Corporate Code of Ethics should be facilitated, we recommend keeping your copy in an easily accessible location.

Board of Directors of Banco Bradesco S.A.
Lázaro de Mello Brandão
Chairman

Our Values

  The customer is the reason the Organization exists.

  Ethical and transparent relationships with customers, stockholders, investors, partners, and employees.

  Belief in the value of people and in the capacity for development.

  Respect for the dignity of human beings, preserving individuality and privacy, not permitting the practice of discriminatory acts due to social condition, beliefs, religion, color, race, sex, faith or political ideology.

  Pioneering technology and solutions for customers.

  Social responsibility, with a focus on investments in education.

  Ability to confront, with determination, different economic cycles and the dynamics of social change.

Objective

The purpose of this Corporate Code of Ethics is to serve as a Practical Guide for Personal and Professional Conduct for usage by each and everyone in its daily interactions and decisions, while clearly stating our principles and affirming our values. The Code applies to all the administrators, employees, and service providers of the Organization, controlling companies, subsidiaries and companies under the same control, whether directly or indirectly, and, when applicable, to the non-profit organizations managed by administrators or employees appointed or granted by companies belonging to the Organization.

Introduction to the Corporate Code of Ethics

Our conduct and integrity guides the performance of everyone in the Bradesco Organization, who shall be following the ethical standards and to which he is responsible for, and is ruled by the following principles:

  Respect human dignity, and the integrity and privacy of our customers, stockholders, colleagues, outsourced workers, suppliers, competitors, and internal and external authorities;

  Comply with all applicable laws, norms, and regulations;

  Protect the assets and the image of the Organization;

  Act responsibly in order to conquer and maintain the confidence of others;

  Cooperate to achieve the aims of the Organization;

  Use received information exclusively for the exercise of functions;

  Decline advantages that seek to influence professional decisions;

  Avoid any form of embarrassment to people in the work environment;

  Maintain confidential all information about operations and strategies of the Organization.

In view of the fact that it is difficult for a code of ethics to cover all situations encountered in practice, we maintain faith in your judgment and encourage you, in the event of any doubts, to consult co-workers or the Ethical Conduct Executive Committee directly.

Relationship with Customers, Investors, Stockholders, the Market and Competitors
Relationships with Customers

In a society in which people are increasingly aware of their rights, establishing business deals based on ethical principles is no longer just a differential. Without ethics as a foundation, long-lasting customer/company relationships do not exist, especially in a competitive market.

The customer is the reason the Organization exists. That is why we must maintain a permanent liability to serve the general public, employing, in addition to the courtesy and helpful attitude that characterize our operations, the following standards of conduct:

  Transparency in operations effected;

  Openness and appropriate treatment of suggestions and criticisms;

  Efficient service;

  Respect for the customer's rights;

  Commitment to the customer's satisfaction;

  Confidentiality of all information made privy in the exercise of responsibilities.

Relationships with Investors and Stockholders

We employ the best practices of corporate governance, with transparency and equal treatment to investors and stockholders.

We provide the information required for monitoring the performance of the Organization, with agility, precision, and enthusiasm.

We guarantee absolute confidentiality of information that is not in the public domain and that could impact the price of our stocks, and influence market movements and/or investment decisions.

Relationship with the Market and Competitors

We respect our competitors and seek the promotion of fair and just competition, based on principles of ethics and in accordance with all applicable norms and legislation.

We seek to protect and safeguard market information.

Accuracy of the Organization's Information and Reports

We maintain all records and reports to appropriate standards in compliance with the applicable laws. All information published in our reports is stated fully and accurately, hold the level of detail required to reflect the transparency of the operations of the companies that belong to the Organization. Financial statements are created in accordance with the law and acceptable accounting practices, and accurately represent the financial situation of the Organization.

Relationship with Suppliers and Partners

We contract suppliers and partners that operate employing ethical standards that are compatible with our own, and ensure this through a selection process that seeks, principally, the observance of practices that are in the interest of the Organization.

Relationship with Government and Regulatory Agencies,
Society and the Community

Relationship with Government and Regulatory Agencies

We make considerable effort in order that our collaborators, when interacting with representatives from public agencies, including the Legislative, Executive, Judicial branches, proceed in a transparent manner, always observing the ethical principles established in this here Code.

We comply with applicable norms and legislation, and foster development, social well being, and the competitiveness of a fair and open market. We support government and regulatory agencies, especially in the application of policies that favor the community and society.

We do not permit any form of granting advantages or privileges for public agents because of their position, and we seek to maintain ethical principles in all matters involving the Organization and the Government, at all its levels.

We adopt rigid controls for the Prevention of Money "Laundering", as published in internal norms, in strict compliance with the applicable laws regarding this issue.

Observance of International Laws

We are tuned with global business practices and with international laws, when applicable, that seek to promote and improve the international financial market and prohibit illegal practices and activities.

Relationships with the Community

We seek to support actions aimed at fostering and valuing citizenship through sustainable development in all areas in which the Organization is present, defending the principles of social justice and human rights, repudiating the exploitation of people by labor, in particular child labor.

We direct a portion of our profits to the society, with a view to improving the social conditions of the general public, in particular through projects implemented by the Bradesco Foundation for the education, free of charges, of thousands of children, adolescents and adults across Brazil.

Environmental Responsibility

We foster the responsible use of natural resources as a way of contributing to quality of life and public health.

Relationship with Media and Advertising

Our relationship is oriented by the principles of transparency, credibility and trust, always observing ethical values in our marketing strategy. Our representatives, when authorized to speak on behalf of the Organization, always express the institutional point of view.

Relationship with Business and Employee Associations

We recognize the important role of legally constituted Business and Employee Associations, monitor their initiatives and practices, and are always available to establish a dialogue for any situation that involves the Organization, always seeking a solution that meets the needs of all parties.

Internal Relations

Exercise of Position or Functions

We are conscious of the responsibility of our functions and do not use our position or privileged information for personal benefit or for that of third parties.

We are responsible and consistent with expectations in the exercise of our functions, eliminating situations that could have a negative impact on our results.

We respect and protect the privacy and confidentiality of the information of our collaborators.

Relationships

We make a concerned effort to practice the highest standards of ethical conduct in our relationships, including external relationships, not allowing or facilitating acts or procedures that seek ways to deviate restrictions imposed by the law, regulations or norms.

We seek to stimulate and develop leadership as a way to foster relationships between the various hierarchies inside the Organization, creating in the work environment an atmosphere that promotes the exercise of our responsibilities and that increases our productivity.

We stimulate employees to establish an appropriate balance between work and family life, in order to maintain both personal and professional well-being.

We provided incentives to maintain health and safety in the workplace, and to combat chemical dependency.

Opportunities in the Workplace

We offer fair professional opportunities, regardless of origin, sex, race, level of education, age, religion, physical handicap, hierarchal position or association with business associations, based on belief in the potential of each individual.

We strive to provide a safe and healthy work environment, with freedom of expression, with respect for the integrity and the privacy of individuals, and we do not tolerate any type of threat, harassment or intimidation.

We legitimize and respect the rights of employees and their relationship with the Organization, based on trust and loyalty, which are indispensable for achieving our goals.

Conflicts of Interest

We do not allow any involvement in situations that characterize a conflict of interest with business deals of the Organization, and we work to protect the assets of the Organization and those of our customers.

We trust and provide full support to our collaborators to report situations that could pose a possible conflict of interest, supporting and assisting with the attitudes needed to resolve said situations.

Use of Company Assets

We use and protect the assets belonging to the Organization, whether tangible or intangible, intellectual, electronic, or investments, in a secure and responsible manner.

We respect intellectual property, always observing applicable ethics and legislation. All data, information, materials and inventions developed internally in the performance of our work functions are for the exclusive use and property of the Organization, observing the conditions in the beginning of this Paragraph.

We allow good sense and transparency to orient all means of communication, adhering to standards of language and content that are compatible with the issue and the name of the Organization.

Security of Information

We establish directives and responsibilities with a view to protecting the information assets of the Organization.

We have a commitment to guarantee and safeguard the confidentiality of information and transactions or customers, stockholders, suppliers, partners, service providers, and employees.

Ethical Conduct Executive Committee

The Ethical Conduct Executive Committee, appointed by the Board of Directors of Banco Bradesco S.A., is the organ responsible for the application of the Code of Ethics, determining actions regarding, publishing, dissemination and compliance, striving to ensure its efficacy and effectiveness.

The Said Committee is responsible for analyzing any transgressions and violations of this Code, communicating to the jurisdictional organs the occurrence, accompanied by a report, for the adoption of applicable measures.

Conduct regarding Doubts or Actions Against
the Principles of this Corporate Code of Ethics

Situations that are in conflict with the Code of Ethics, or that are not specifically contained in the document, may emerge in our daily routine, and each individual is responsible for taking the appropriate stance to deal with the issue.

Violation of the Code or the policies or procedures of the Organization are subject to all applicable disciplinary actions, regardless of hierarchal level, with applicable legal penalties not withstanding.

When the situation demands, the collaborator must seek his or her immediate superior, the Compliance area of his Department, to the Organization’s, or, in addition, the Committee. A report may also be issued by using the Call Center Service “Alô Bradesco”.

Term of Responsibility and Pledge of Adherence
to the Corporate Code of Ethics of the Bradesco Organization

I,......................................................................................................, job code no. ................, a part of the Bradesco Organization, hereby declare that:

  I hereby have received a copy of the "Corporate Code of Ethics" for Collaborators of the Bradesco Organization;

  I am aware of the full content of the said Code and am in full accordance with its norms, which I have read and understood, and hereby pledge to faithfully comply with all conditions of the Code at all times during the period of my employment contract;and

  I am aware that the Ethical Conduct Executive Committee will analyze infractions of this Code, suggesting to the competent agencies any respective sanctions, that may result in the finalization of my working relationship with the Bradesco Organization, not withstanding any possible civil and criminal responsibilities.

Jurisdiction: .................................. Date: ............................., 200...... Signature of Collaborator”

“Sectoral Code of Ethics
Accounting and Financial Management Areas

Fellow Collaborators,
Bradesco Organization has a philosophy of attaining, in all its actions, the highest standards of ethical behavior, and is committed to divulging financial information in a complete, accurate and equitable manner, maintaining its books and records in accordance with the applicable laws and corporate, accounting and fiscal rules.

This Sectoral Code of Ethics defines the responsibilities and attitudes that should serve as a basis for the activities of the Areas of Accounting and Financial Management and of their collaborators, complementing the guidelines defined in the following documents:

  Corporate Code of Ethics;

  Instrument of Disclosure Policies of Relevant Acts or Events and of Trading of Securities issued by Banco Bradesco S.A.; and

  Internal Committee of Certification of Financial Statements and Reports.

This Code is in conformity with the requirements and rules established by the national and international regulatory agencies applicable to Bradesco Organization and represents an essential role in the strengthening process of its culture.

All those involved in the Accounting and Financial Management Areas will receive a printed copy of this Code, further to the Liability Undertaking and Adhesion Commitment, which should be signed and filed in the respective areas.

Queries regarding this Sectoral Code of Ethics should be facilitated, and it is wise to maintain it in a place of easy access.

Board of Directors of Banco Bradesco S.A.
Lázaro de Mello Brandão
Chairman

Introduction to the Sectoral Code of Ethics

This Code of Ethics is applicable to ALL the collaborators of the Bradesco Organization from the areas of Tax Auditing, General Accounting, Operational Treasury Control and Funding and Planning and Control, areas related to the accounting and financial management of the Organization and classified as follows:

  Senior Accounting and Financial Management;

  Accounting and Financial Management; and

  Accounting and Financial Team.

Senior Accounting and Financial Management includes the following top executives without limitations:

  CEO of Banco Bradesco S.A.;

  Managing Directors of Banco Bradesco S.A. in charge of the Accounting and Financial Management Areas; and

  CEO and Directors in charge of the Accounting and Financial Management Areas of direct and indirect subsidiaries.

The Accounting and Financial Management of the Bradesco Organization includes, without limitations, the controlling stockholders, the treasurer, the top accounting executive and the financial executive or collaborators with similar duties, as well as all the financial personnel, including those involved in the areas of financial and corporate planning and analysis, taxes, treasury control, accounting and controller’s department, with team supervision responsibilities. They are:

  All the Directors, Executive Officers and Managers from the structure of the Vice-Presidents’ Offices of the aforementioned Areas of Accounting and Financial Management; and

  All the Directors, Executive Officers and Managers from the structure of the Management responsible for the Accounting and Financial Area, or equivalent, of the direct and indirect subsidiaries.

The Accounting and Financial Team includes, without limitations, all the collaborators who work in departments and areas traditionally considered as "accounting and financial", under the direct or indirect control of the Accounting and Financial Management, i.e., all the members who do not occupy Senior Management, Executive Superintendency and Management positions at the Organization.

Considering that a code of ethics rarely comprehends all the situations encountered in practice, we believe in the judgment of our collaborators, and encourage them to consult other collaborators or the Executive Committee of Ethical Behavior whenever they have any doubt.

Objective of the Sectoral Code of Ethics

The objective of this Sectoral Code of Ethics is to define standards, with a view to:

  Honest and ethical behavior, including in dealing with real or apparent conflicts of interest;

  Prevention of conflicts of interest, by means of the non-disclosure of any information to improper people;

  Conformity with applicable laws, rules and regulations; and

  Disclosure of complete, adequate, accurate, timely, equitable and understandable information in reports and documents submitted to Regulatory Agencies, investors, counterparts, the market and in other public communications. All financial information should be prepared in accordance with accepted accounting principles, regulations and internal rules. The Accounting and Financial Management is also responsible for the adoption of appropriate measures to protect the Organization’s assets, including against improper use or loss of information.

Basic Behavioral Assumptions

Management requires that data prepared and information divulged by the Accounting and Financial Management Areas adequately reflects the equity and financial position, the result of operations and cash flows, in accordance with generally accepted accounting principles, observing the following assumptions:

  Senior Management and Accounting and Financial Management should perform their activities demonstrating an honest and ethical behavior, serving as a good example for the members of the Accounting and Financial Team;

  Senior Management and Accounting and Financial Management should refrain from applying pressure on the collaborators involved in the area, with the objective of influencing financial results in an improper manner;

  No member of the Accounting and Financial Management Areas of the Organization should act to influence or mislead the independent auditor, including in a fraudulent, coercive or manipulating manner;

  Ensure that the members of the Accounting and Financial team have an adequate level of education and professional experience to attain operating and ethical objectives, promoting the constant optimization of financial and operational knowledge in the areas of accounting, internal controls, financial planning, financial analysis, taxes and information systems.

General Principles

Senior Management, Accounting and Financial Management and the Accounting and Financial Team should observe the following general principles:

Conformity with Laws and Rules

  Refrain from promoting operations with a view to avoiding the effects of any legal or regulatory rule, including fiscal, even if it benefits the Organization;

  Maintain appropriate standards of conformity for the maintenance of the documentation of accounting or financial matters and in the Organization’s communications;

  Maintain an efficient and effective level of internal controls; and

  Observe the rules for trading stocks issued by companies from the Organization, in any markets, contained in the “Instrument of Security Trading Policy”.

Conflicts of interests

  Not use their positions or the name of the Organization to obtain any advantage for themselves or to third parties, and not perform operations that could jeopardize the image of the Organization in some fashion;

  Not accept gifts or favors from clients, suppliers, analysts, investors or business counterparts that are not compatible with good practices or that could represent an improper relationship or financial loss or could jeopardize the image of the Organization;

  Avoid real or apparent conflicts of interest and report any relevant transactions or relationships that could lead to said conflict in accordance with this Code. A conflict of interests occurs when their personal interests interfere in some way, or appear to interfere, with their professional responsibilities or with the interests of the Organization as a whole;

  Refrain from participating in any activity that jeopardizes the performance of their jobs.

  Refrain from influencing or manipulating data and financial results with a view to obtaining compensation for:

    Individual performance or performance of an area of activity; and

    Plans, goals, forecasts or interests.

Take appropriate actions to protect themselves against the unauthorized distribution and/or disclosure of confidential data to any person who has no reason to know the facts;

In their personal operations, not make use of a process or artifice intended for the direct or indirect manipulation of the price quotation of assets or securities, inducing third parties to make mistakes, with a view to obtaining equity advantage for themselves or for another person;

Not practice acts of disloyal competition;

Not intentionally divulge dubious information or rumors of any kind; and

Not manifest an opinion that could defile or jeopardize the image of other institutions, whether associated to the Organization or not.

Secrecy of Information

  Be aware that information processed, maintained or recorded in areas of restricted access cannot be transferred or transmitted by any means to third parties or collaborators from other areas of the Organization, regardless of their hierarchical level, undertaking to treat this information as highly confidential and to restrict its use to the strict needs of the jobs they perform;

  Regardless of their hierarchical level, the principal or collaborator should treat the Organization’s information, facts and operations of a strategic nature as confidential;

  Maintain individualized files for each area, in order to prevent access by third parties to privileged information about the Organization, and to any information that, if known by a principal or collaborator from another area of the Organization, could generate a conflict of interests;

  Without the prior authorization of their hierarchical superiors:

    Not take internal material, including financial information about the Organization’s operations, outside their workplace;

    Not extract copies of formalized documents on paper and files recorded in electronic media, which contain confidential information of the Organization, including information relating to clients, suppliers or topics meant to cater to activities performed in the Accounting and Financial Management Areas;

    Not transmit or transfer to third parties, by any means, whether physical or electronic, confidential information relating to the activities of the Accounting and Financial Management Areas; and

    Not allow third parties to access information systems or operations and databases under their responsibility.

  Be responsible for the storage of documents relating to their activities, ensuring that confidential documents do not remain exposed on desks, in fax machines or copying machines, making sure that they are locked in drawers or files at the end of the workday, and when no longer necessary, destroyed;

  Not make any remarks or revelations to other collaborators or to third parties regarding confidential information, including business conversations in public places, restricting these to the context of their professional practices; and

  Financial information, programs, documents referring to financial models and products, software, hardware and applications developed or in use by the Organization, even if the collaborator has participated in the development thereof, are considered confidential and the property of the Organization.

Executive Committee of Ethical Behavior

The Executive Committee of Ethical Behavior appointed by the Board of Directors of Banco Bradesco S.A., is the body responsible for the application of this Sectoral Code of Ethics, given actions relating to its disclosure, dissemination and compliance, in order to ensure efficiency and effectiveness.

The aforementioned Committee is responsible for the analysis of any infractions and violations of this Code, advising the proper bodies of their occurrence, accompanied by an opinion, for the adoption of the applicable measures.

Behavior towards Doubts or Actions Contrary to the Principles of this Code of Ethics

Situations that conflict with this Sectoral Code of Ethics or that are not contained herein can arise unexpectedly during daily activities, whereas each person is responsible for providing a positioning to this respect.

Violation of the Code or of the policies and procedures of the Organization is subject to the applicable disciplinary actions, regardless of the hierarchical level, without prejudice to the applicable legal penalties .

When the situation requires it, the collaborator should seek out his or her immediate superior or the Compliance area of his/her Facility or of the Organization, or the Committee itself. The situation should also be reported through the Call Center System “AlôBradesco”.

Liability Undertaking and Commitment of Adhesion to the

Sectoral Code of Ethics intended for the Collaborators of the Accounting and Financial Management Areas of Bradesco Organization ........................................................................., job code # .............., member of the Bradesco organization, hereby declare:

  That I am receiving a copy of the "Sectoral Code of Ethics – Accounting and Financial Management Areas” intended for the Collaborators of Bradesco Organization who render services in the Accounting and Financial Management Areas;

  That I am aware of the entire content of the aforementioned Code, and I am full agreement with its rules, which I have read and understood, undertaking to comply with them faithfully during the entire duration of my term of employment ; and

  That I am aware of the fact that the Executive Committee of Ethical Behavior will analyze transgressions of this Code, suggesting the respective remedies to the proper bodies, which can in fact imply severance from the staff of the Bradesco organization, without prejudice of any civil and criminal liability.

Date: .............................., ......... ................................... Signature of the Collaborator”

“Regulations of the Ethical Conduct Executive Committee

1. Objectives

Apply the Code of Ethics, determining actions regarding its publication, dissemination, and compliance, with a view to ensuring its efficacy and effectiveness.

2. Subordination

The Ethical Conduct Executive Committee shall report its activities to the Board of Directors of Banco Bradesco S.A.

3. Composition

The Committee shall comprise between 8 and 15 members, drawn from qualified directors and employees from the following Departments:

  Auditors

  Risk and Compliance Management

  General Inspectorship

  Legal

  Human Resources

  General Secretariat

  Training

The Board of Directors shall appoint the members of this Committee and its coordinator, which must necessarily be an Executive Director.

The Committee shall invite to participate in the meetings other collaborators, both internal and external, that hold relevant information, or whose area of activity is relevant to constant subjects of discussion.

4. Holding And Frequency Of Meetings

The Committee shall meet whenever necessary, as per the convocation of the Board of Directors, or by at least one of its members. Convocations of meetings will be accompanied simultaneously by an agenda for discussion.

The required quorum for the holding of any meeting of the committee shall be 50% (fifty percent) plus one member. Minutes of all matters and deliberations shall be registered by a Secretary appointed by the General Secretariat.

5. Principal Functions Of The Committee

  Apply the Corporate and Sectorial Code of Ethics, determining actions regarding its publication, dissemination, and compliance, with a view to ensuring its efficacy and effectiveness;

  Analyze all transgressions and violations of the Corporate and Sectorial Code of Ethics, communicating to the jurisdictional authorities the occurrence, accompanied by a report, for the adoption of applicable measures; and

  Ensure that the Board of Directors has knowledge of any matters that could have a significant impact on the image of the Organization.

6. Specific Responsibilities

  of the Committee Coordinator

    Coordinate the progress of the Committee's work.

  of the Committee Secretary

    Schedule meetings and issue convocations to the other members, accompanied by an agenda for the meeting.

    Issue the minutes of the meeting and provide a copy to Committee members.

“Regulation of the Internal Committee of Certification of Financial
Statements and Reports

Purpose of the Internal Committee

The Internal Committee of Certification of Financial Statements and Reports is responsible for the supervision and implementation of procedures and controls for the certification of information to be released under the terms of the “Instrument of Disclosure Policies of Relevant Acts or Events” of the Bradesco Organization.

The Organization ensures that its certification procedures and controls are adequate and effective to guarantee the truth and conformity of released financial information, safeguarding this information from relevant errors or mistakes that could influence the final content of the information.

Composition of the Internal Committee

The Internal Committee reports to the CEO of Bradesco and has the following formation:

Person in charge: Investor Relations Director

Coordinator: Managing Directors from the Accounting and Financial Areas

Other members: Representatives of Tax Auditing, General Accounting, Operational Treasury Control and Funding, Capital Market, Planning and Control and General Secretariat. Duties of the Internal committee

The Internal Committee has the following duties:

Periodic Reports, Income Statements and other Disclosures

The Internal Committee should examine the annual and quarterly reports, income statements, relevant events and any other accounting, financial, and statutory disclosures, aiming to ensure that these are drawn up in accordance with controls and procedures defined for their preparation.

Conformity with Disclosure Rules

The Internal Committee should advise the Chief Executive Officer, the Investor Relations Director and the Managing Directors of the Accounting and Financial Areas with respect to the conformity of the Organization with the disclosure rules, in accordance with the applicable laws and the determined standards, providing support to senior management in the evaluation of relevant transactions and information related to the Organization. When it considers this necessary, the Internal Committee can resort to external auditors and consultants.

Record of Annual and Periodic Reports

The Internal Committee should recommend that the CEO, the Investor Relations Director and the Managing Directors of the Accounting and Financial Areas, arrange for the adequate recording and filing of reports required by the applicable legislation and other reports divulged in Brazil, and abroad when applicable.

Evaluations of the Disclosure Procedures and Controls

The Internal Committee should advise the CEO, the Investor Relations Director and the Managing Directors of the Accounting and Financial Areas in the execution of periodic evaluations of disclosure procedures and controls. Based on the results of each evaluation, the Internal Committee should report:

  Weak points in the structure or in the operation of the internal controls, which could have an adverse effect on the Organization’s capacity to record, process and consolidate financial data; and

  Any fraud involving executives or collaborators with significant roles at the Organization, or relevant fraud perpetrated by the other collaborators.

Responsibility for reporting information to the Internal Committee

The CEO, the Investor Relations Director, Managing Directors of the Accounting and Financial Areas and each member of the Internal Committee area responsible for notifying the Internal Committee about any information that could imply in error or omission in the disclosures of the Organization.

Training

The Internal Committee can recommend training programs for collaborators involved in the Organization’s information disclosure processes when it considers this necessary. Other Obligations

The Internal Committee should:

  Ensure that all of its members or more are aware of the regulations and rules of the capital market regulatory entities where the Organization is listed;

  Certify correct compliance with the applicable rules and their updates;

  Assess the need to engage the services of external entities to ensure adequate support in the disclosure process;

  Examine the need to include other areas of the Organization in the context of this Regulation;

  Guarantee the quality of information to be divulged, originating from the various areas.

Meetings

The Internal Committee will hold quarterly meetings, which can be called whenever necessary by the Member in Charge or by any other member, with the presence of the majority of its members.

The topics and resolutions will be recorded in minutes by the Secretary indicated by the General Secretariat.”

Sincerely,

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2003

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.